

November 16, 2012

Via E-mail
Mr. David R. Demers
Chief Executive Officer
Westport Innovations Inc.
Suite 101, 1750 West 75th Avenue
Vancouver, British Columbia, Canada V6P 6G2

> **Re: Westport Innovations Inc.**
> **Amendment No. 2 to Form 40-F for the Nine Months**
> **Ended December 31, 2011**
> **Filed October 29, 2012**
> **File No. 1-34152**

Dear Mr. Demers:

We have reviewed your response letter dated October 29, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form 40-F for the Nine Months Ended December 31, 2011

Exhibit 99.2

Note 21. Investment in Joint Ventures, page 37

(a) Cummins Westport Inc., page 37

1.   Further to your responses to prior comments 1 and 2, in determining whether or not CWI is a VIE, we note that you point to the fact that Westport guaranteed the losses of CWI during the 2004 calendar year and received the entire benefit of any financial profits of CWI up to and including December 31, 2004. We note that after December 31, 2004, Westport and Cummins share equally in the profits and losses of CWI. Please discuss how you considered the temporary nature of Westport's obligations during 2004, whether

these terms were substantive and how you considered that under FASB ASC 810-10-25-37, the determination of whether a legal entity is a VIE should be based on the circumstances on that date including future changes that are required in existing governing documents and existing contractual arrangements.

2. We note the following from your responses to prior comments 1 and 2 and the disclosure in your Form 40-F:

- Cummins and Westport each own 50% of the common shares of CWI. No preferred shares have been issued. There are no differences in the rights or responsibilities attached to Cummins' common shares as compared to Westport's common shares.
- From January 1, 2005, Cummins and Westport share equally in the profits and losses of CWI.
- Westport and Cummins have equal representation on the Board of Directors.
- CWI is primarily responsible to obtain the financing resources it requires for any and all working capital, capital expenditures, and financial requirements. While CWI may request financing from the holders of the common shares, Westport and Cummins have no obligation to provide such financial resources or to assist CWI in terms of third party guaranties or otherwise.

Given the above, please tell us in more detail how you determined that Westport (a) has the power to direct the activities of CWI that most significantly impact CWI's economic performance and (b) the obligation to absorb losses of CWI that could potentially be significant to CWI or the right to receive benefits from CWI that could potentially be significant to CWI. Refer to FASB ASC 810-10-25-38A and 38B.

3. Your response notes that while Westport and Cummins have equal representation on the Board of Directors, CWI makes up the majority of Westport's revenue and profitability while it is a much less significant part of Cummins global business. As such, Westport's executive team is actively involved in CWI's business plan and strategy while Cummins plays less of an active role.

- Please describe to us in detail the actions of the Westport executive team in CWI's business plan and strategy.
- Discuss how you considered that under FASB ASC 810-10-25-38B, a reporting entity does not have to exercise its power in order to have power to direct the activities of a VIE.

4. Describe to us the specific actions being undertaken by the Westport executive team that demonstrates that they are actively involved in CWI. Explain whether Cummins has the right to perform similar tasks but has chosen not to exercise that right. Please bridge the gap for us between these "actively involved" actions undertaken by Westport's executive

team and your conclusion that Westport has the <u>power</u> to direct the activities of CWI that most significantly impact CWI's economic performance.

5.   You told us that Westport is also responsible for the management of the CWI treasury function and makes decisions on reinvestment of excess cash balances. Please tell us more about the scope of these activities and the extent to which you exercise unilateral control.

6.   Further, we note from your response that Cummins has the power to direct CWI's manufacturing and distribution activities. Explain further why these activities are not considered those that most significantly impact CWI's economic performance. In this regard, please further address FASB ASC 810-10-25-38D and 38E and whether or not power is shared between Westport and Cummins. Refer to Case H1 of Example 5 in FASB ASC 810-10-55-184 through 55-192.

7.   You told us that the Second Amended and Restated JVA includes terms whereby Westport and Cummins may become entitled to receive a Performance Bonus of which 75% is distributed to Westport and 25% in distributed to Cummins. Please tell us in more detail about the Performance Bonus, including whether this is a substantive term of the agreement (and why or why not) and how the parties determined the appropriate distribution percentages. Refer to FASB ASC 810-10-25-38G.

8.   We note from your response in Exhibit B that certain decisions cannot be acted upon without the unanimous approval of the entire Board of Directors or shareholders. Please summarize the type of decisions that require unanimous approval.

You may contact Gary Newberry, Staff Accountant, at (202) 551-3761 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant